UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

(Translation of registrant’s name into English)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

On March 18, 2022, Tantech Holdings Ltd (NASDAQ: TANH) (“Tantech” or the “Company”), announced the closing of a previously announced underwritten public offering of 20,000,000 common shares and prefunded warrants to purchase common shares (the “Offering”). The gross proceeds to the Company were approximately $10.0 million, before deducting underwriting discounts and commissions and other estimated expenses payable by the Company. In addition, the Company granted the underwriters a 45-day option to purchase an additional 15.0% of common shares at the public offering price to cover over-allotments, if any (the “Over-allotment Option”). In connection with the closing of this Offering, the Company issued a press release. A copy of the press release is furnished herewith as Exhibit 99.1.

On March 22, 2022, the Company announced that the underwriter of the Offering had exercised its Over-allotment Option to purchase an additional 2,880,000 common shares at a price of $0.50 per common share. Total gross proceeds to the Company from the Offering, including the proceeds received from the prior closing and the exercise of the Over-allotment Option, were approximately $11.4 million, before deducting underwriting discounts, commissions, and other offering expenses payable by the Company. In connection with the closing of the Over-allotment Option, the Company issued a press release. A copy of the press release is furnished herewith as Exhibit 99.2.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release, dated March 18, 2022
99.2	Press release, dated March 22, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: March 22, 2022	By:	/s/ Wangfeng Yan
Wangfeng Yan
Chief Executive Officer